Dominari Securities LLC

725 Fifth Avenue

New York NY 10022

September 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Jessica Dickerson and Joe McCann

Re:	Vitro Biopharma, Inc.
Registration Statement on Form S-1
Filed September 9, 2022, as amended
File No. 333-267366

Request for Acceleration of Effectiveness

Requested Date: Wednesday, September 11, 2024

Requested Time: 4:30 P.M. Eastern Time

Dear Ms. Dickerson and Mr. McCann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several underwriters, hereby joins in the request of Vitro Biopharma, Inc. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern time on Wednesday, September 11, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned advise that there will be distributed to each underwriter and dealer, institutional investor, retail investor and any other who is reasonably anticipated to participate in the distribution of the securities, as many copies of the preliminary prospectus dated September 5, 2024 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DOMINARI SECURITIES LLC

By:	/s/ Dr. Cosme Ordonez
Dr. Cosme Ordonez
Managing Director, Head of Investment Banking